UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 27, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

April 27, 2021

News Release

Changes to the UBS Group Executive Board

Mike Dargan appointed Chief Digital and Information Officer Barbara Levi named Group General Counsel, Markus Diethelm to become senior advisor

Zurich/Basel, April 27, 2021 – Mike Dargan will join the Group Executive Board as Chief Digital and Information Officer (CDIO) effective 1 May 2021. The new CDIO organization will play a crucial role in further driving technology to become a true differentiator for UBS and will replace the former Group Chief Operating Officer (GCOO) function. CDIO will comprise the current Group Technology teams, as well as Group Corporate Services. Business-aligned Operations will move into the respective business functions to drive a seamless experience for our clients, with shared Operations remaining with CDIO. Mike has been Head Group Technology since he joined UBS in 2016. Prior to that, he was CIO for CIB at Standard Chartered Bank, Head Corporate Strategy & M&A, EMEA and PacRim for Merrill Lynch and Head CIB, Asia-Pacific for Oliver Wyman.

Group Chief Executive Officer Ralph Hamers: “I’m excited to welcome Mike Dargan to the GEB in his expanded role. Given his strong track record and in-depth expertise, I’m confident that he is the right leader to help us achieve our strategic ambitions in the digital and technology space by bringing the best experience to our clients. I also want to thank UBS Switzerland President Sabine Keller-Busse for her leadership in transforming the GCOO organization over the past years through increased business alignment, collaboration and efficiencies, including the increased adoption of technology, thus laying the foundation that makes this next step in the journey possible.”

In his 13th year as Group General Counsel of UBS, Markus Diethelm has decided to step down from his current role effective 1 November 2021. He will remain in a senior advisor role into 2022 with responsibility for select legacy litigation cases. Markus joined the Group Executive Board in 2008 and has achieved a notable reduction of our litigation portfolio, zealously defending the firm‘s interests. He has also modernized the Group General Counsel function, optimizing related operational risk charges for the firm and total legal costs.

Barbara Levi will succeed Markus Diethelm as Group General Counsel effective 1 November 2021. She joins UBS from Rio Tinto Group where she has served as Chief Legal Officer & External Affairs and before that as Group General Counsel and member of the Executive Committee since January 2020. From 2004 to 2019, she worked for Novartis Group in various senior management roles, including Group Legal Head, M&A and Strategic Transactions, Global Legal Head & General Counsel of Sandoz, the Novartis generics and biosimilars division and Global Legal Head, Product Strategy & Commercialization, for the Novartis Pharma division. Before joining Novartis, Barbara worked in private practice in New York and Milan. She is a qualified attorney-at-law admitted to the US Supreme Court and to the bar in Milan and New York State.

UBS Group AG and UBS AG, News Release, April 27, 2021                                                                                                                    Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Group Chief Executive Officer Ralph Hamers: “I want to personally thank Markus for his longstanding commitment and contribution to the success of UBS. Since 2008 he has resolved a number of very important legacy issues for the bank. He will remain with us as senior advisor for select legal cases, while ensuring a seamless transition. I’m looking forward to having Barbara join UBS later this year. With more than 25 years of legal and compliance experience across different industries and geographies, she is ideally suited to lead our General Counsel function into the future."

UBS Group AG and UBS AG

Investor contact

Switzerland:   +41-44-234 41 00

Media contact

Switzerland:   +41-44-234 85 00

UK:                +44-207-567 47 14

Americas:       +1-212-882 58 58

APAC:           +852-297-1 82 00

www.ubs.com/media

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the Annual Report on Form 20-F for the year ended 31 December 2020.

UBS Group AG and UBS AG, News Release, April 27, 2021                                                                                                                    Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date: April 27, 2021